UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____
Commission file number 1-13107

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
AutoNation 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AUTONATION, INC.
200 SW 1st Ave
Fort Lauderdale, Florida 33301

AUTONATION 401(k) PLAN

FINANCIAL STATEMENTS
December 31, 2012 and 2011

AUTONATION 401(k) PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator
AutoNation 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the AutoNation 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, line 4a - schedule of delinquent participant contributions for the year ended December 31, 2012, and Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2012, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 10, 2013
Fort Lauderdale, Florida
Certified Public Accountants

AUTONATION 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31,

	2012	2011
ASSETS
Cash and cash equivalents	$20,772	$20,968
Investments, at fair value (Note 3)	397,745,210	353,612,059
Receivables
Employer contributions	1,996	795
Participant contributions	10,666	1,422
Notes receivable from participants	11,014,414	11,422,911
Total receivables	11,027,076	11,425,128
Total assets	408,793,058	365,058,155
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(1,671,367)	(1,421,224)
NET ASSETS AVAILABLE FOR BENEFITS	$407,121,691	$363,636,931
See accompanying notes to financial statements.

AUTONATION 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2012

Additions to net assets attributed to:
Investment income
Dividends	$3,028,629
Net appreciation in fair value of investments (Note 4)	38,082,766
Appreciation in contract value of investment (Note 4)	1,052,845
Total investment income	42,164,240

Interest income on notes receivable from participants	594,939

Contributions
Participant	27,704,760
Participant rollovers	1,966,748
Employer, net of forfeitures	3,501,192
Total contributions	33,172,700

Other income	639,883

Total additions	76,571,762

Deductions from net assets attributed to:
Benefits paid to participants	(31,171,902)
Distributions due to loan defaults	(1,209,677)
Administrative expenses	(705,423)
Total deductions	(33,087,002)

Net increase	43,484,760

Net assets available for benefits
Beginning of year	363,636,931
End of year	$407,121,691
See accompanying notes to financial statements.

AUTONATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2012 and 2011

NOTE 1 - DESCRIPTION OF PLAN
General
The following description of the AutoNation 401(k) Plan, as amended through December 31, 2012 (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.
The Plan was established effective January 1, 1994, to provide benefits to all eligible employees of AutoNation, Inc. (“Plan Sponsor” or the “Company”). The Plan is a participant-directed, defined contribution plan with a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (“IRC”). The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Employee Benefits Committee, which consists of members of the Company’s senior management, is designated as the Plan Administrator.
Although it has expressed no intention to do so, the Company retains the right, if necessary, to terminate the Plan. In the event of the Plan’s termination, all amounts credited to participants’ accounts become fully vested subject to the requirements of ERISA. The Company also retains the right to amend the Plan.
The Company entered into a trust agreement whereby Wells Fargo Bank, N.A. (the “Trustee”) has been appointed the trustee of the Plan. Under the terms of the Plan and the trust agreement, the Trustee holds and manages the Plan assets subject to the direction of the Employee Benefits Committee. Wells Fargo Institutional Retirement and Trust, a service group of Wells Fargo Bank, N.A., has been appointed the service provider for the Plan to provide recordkeeping and other administrative services to the Plan.
Eligibility
Under the terms of the Plan, most employees who are at least 18 years of age are eligible to participate in the Plan immediately upon their date of hire with the Company, including employees who become employed due to a business acquisition.
The Plan also includes a provision to allow employees of certain subsidiaries of the Company to be eligible for participation in the Plan under these requirements.
Contributions and Funding Policy
Under the provisions of the Plan, participants may direct the Company to defer a portion of their compensation to the Plan, subject to a minimum of 1% and a maximum of 50% of eligible compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, two common collective trust funds, and the Company’s common stock as investment options for participants. Participants may direct up to 10% of their contribution to be invested in shares of the Company’s common stock. Each eligible participant could contribute up to $17,000 in 2012, subject to other applicable IRC limitations. Contributions of Highly Compensated Employees were limited to 5% of eligible compensation in 2012. The Plan also allowed participants that had attained age 50 to make additional (“catch-up”) contributions to the Plan of up to $5,500 in 2012. The Plan also allows for rollovers of vested contributions from participants’ previous employers’ qualified plans. Contributions to the Plan are based on eligible compensation paid to participants during the Plan year.
Effective January 1, 2011 and continuing through June 30, 2012, the Company made an employer matching contribution of $.50 for each $1 of employee contribution up to 1% of the employee’s eligible compensation, except for those employees eligible for a matching contribution under a non-qualified deferred compensation plan. The employer match was invested in shares of the Company’s common stock and participants were permitted to immediately redirect the employer matching contributions to other investment funds. Effective July 1, 2012, the Company provides an employer matching contribution of $.50 for each $1 of employee contribution up to 2% of the employee’s eligible compensation, except for those employees eligible for a matching contribution under a non-qualified deferred compensation plan.

AUTONATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2012 and 2011

Additionally, effective July 1, 2012, employer matching contributions are invested in accordance with each participant’s investment election applied to his/her pre-tax contributions. The employer matching contributions totaled $3,501,192 in 2012.
Catch-up contributions were not eligible for matching contributions in 2012 and 2011. Effective January 1, 2013, the Plan was amended to provide employer matching contributions for employee catch-up contributions. The Company may also make discretionary matching contributions to the Plan. The Company did not make any discretionary contributions in 2012 or 2011.
Participant Accounts
Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer matching contributions, as well as the income and losses attributable to the participant’s account. All investments in the Plan are participant-directed.
Vesting and Forfeitures
A participant’s contributions are fully vested when made, as well as earnings thereon. For participants hired prior to January 1, 2011, employer matching contributions are fully vested. For participants hired on or after January 1, 2011, employer matching contributions vest equally each year after the participant’s hire date over a three-year vesting period. However, employer matching contributions become automatically vested if a participant terminates employment after the age of 65, or the participant dies or becomes disabled while employed by the Company.
Upon a participant’s termination of employment, amounts not fully vested are forfeited. Forfeitures are restored if a participant is rehired within five years of their termination date and repays the amount of any distributed pre-tax and catch-up contributions that were matched, as well as any distributed matching contributions, within five years of returning to employment. Forfeited amounts may be used to either reduce the Company’s matching contributions, pay the Plan’s administrative expenses, or reinstate previously forfeited amounts to rehired employees. During 2012, $14,216 of unvested employer matching contributions were forfeited, which were used to reduce employer matching contributions.
In no event will an attained vesting percentage be curtailed due to any subsequent amendments to vesting provisions.
Notes Receivable from Participants
Participants may borrow from their plan account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (reduced by the highest outstanding loan balance during the prior twelve month period) or 50 percent of their vested account balance. Participant loans are secured by the balance in their account and are made at an interest rate commensurate with prevailing rates as determined by the Plan Administrator. Interest rates on existing loans range from 5.25 to 10 percent with various maturity dates through 2023. Principal and interest on loans are repaid in substantially equal installments through payroll deductions. Participant loans are stated at their outstanding principal balances (accrued interest was immaterial at December 31, 2012 and 2011).
The Plan accepts and continues to service loans transferred from the plans of acquired companies. Delinquent notes receivable from participants are recorded as distributed based upon the terms of the Plan document.

AUTONATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2012 and 2011

Administrative Expenses
Management fees and operating expenses of the Plan’s investment funds are paid by the funds and reflected as a reduction in each fund’s appreciation/depreciation in fair value. A portion of the management fees and operating expenses are returned to the Plan based on revenue sharing arrangements. The revenue sharing amounts received, which are used to pay the Plan’s administrative expenses, are reflected in Other Income in the accompanying Statement of Changes in Net Assets Available for Benefits. The Company pays certain fees and administrative expenses of the Plan.
Payment of Benefits
On termination of service due to death, disability, retirement, or termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly, or annual installments over a period not to exceed the participant’s life expectancy or the joint life expectancy of the participant and the participant’s surviving spouse or other designated beneficiary.
Upon meeting certain criteria specified in the Plan document, a participant may elect to receive an in-service withdrawal of his/her account, or portion of his/her account. A participant may receive a hardship distribution, may withdraw all or a portion of an after-tax account and rollover account at any time, may withdraw all or a portion of a prior plan account or grandfathered prior plan account after attaining five years of employment with the Company, and may take an in-service withdrawal of all or a portion of his/her account held in the Plan upon attaining age 59 1/2. Benefit distributions are recorded when paid.
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements are prepared under the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.
While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive investment contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in the Wells Fargo Stable Return Fund N15, a common collective trust fund. The Plan Administrator does not believe that any events related to the Wells Fargo Stable Return Fund N15 which would limit the Plan’s ability to transact at contract value with participants are probable of occurring. At December 31, 2012 and 2011, the Wells Fargo Stable Return Fund N15 is stated at fair value with the related adjustment amount to contract value disclosed in the statements of net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract value basis.

AUTONATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2012 and 2011

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. The Plan records dividends on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Risks and Uncertainties
The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. At December 31, 2012 and 2011, approximately 16% and 18% of the Plan’s net assets available for benefits were invested in AutoNation, Inc. common stock, respectively.
Subsequent Events
We have evaluated the effects of subsequent events that have occurred subsequent to the year-ended December 31, 2012.
Recent Accounting Pronouncements
Fair Value Measurements
In May 2011, the Financial Accounting Standards Board issued an accounting standard update that amends the accounting standard on fair value measurements. The accounting standard update provides for a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. generally accepted accounting principles and International Financial Reporting Standards. The accounting standard update changes certain fair value measurement principles, clarifies the application of existing fair value measurement requirements, and expands the fair value measurement disclosure requirements, particularly for Level 3 fair value measurements. The amendments in this accounting standard update are to be applied prospectively and are effective for interim and annual periods beginning after December 15, 2011. The adoption of this accounting standard update did not have a material effect on our financial statements. See Note 3 for disclosures related to fair value measurements.
NOTE 3 - FAIR VALUE MEASUREMENTS
Accounting standards define fair value as the price that would be received from selling an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Accounting guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value and also establishes the following three levels of inputs that may be used to measure fair value:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access

Level 2
Inputs to the valuation methodology include quoted prices for similar assets or liabilities; quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement

AUTONATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2012 and 2011

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value on a recurring basis as of December 31, 2012 and 2011:

	December 31, 2012
Description	Level 1	Level 2	Level 3	Total
Equity Securities
AutoNation, Inc. common stock	$63,496,458	$—	$—	$63,496,458
Mutual Funds
Fixed Income Funds	63,096,709		—	63,096,709
International Equity Funds	47,006,669	—	—	47,006,669
Equity Funds - Small Cap	38,958,488	—	—	38,958,488
Equity Funds - Mid Cap	29,032,230	—	—	29,032,230
Equity Funds - Large Cap	46,556,931	—	—	46,556,931
Total Mutual Funds	224,651,027	—	—	224,651,027
Common Collective Trusts
Stable Return Fund	—	59,293,166	—	59,293,166
Equity Fund - Large Cap	—	50,304,559	—	50,304,559
Total Common Collective Trusts	—	109,597,725	—	109,597,725
Total Investments at Fair Value	$288,147,485	$109,597,725	$—	$397,745,210

	December 31, 2011
Description	Level 1	Level 2	Level 3	Total
Equity Securities
AutoNation, Inc. common stock	$64,706,961	$—	$—	$64,706,961
Mutual Funds
Fixed Income Funds	52,501,181	—	—	52,501,181
International Equity Funds	38,797,539	—	—	38,797,539
Equity Funds - Small Cap	35,077,572	—	—	35,077,572
Equity Funds - Mid Cap	24,812,301	—	—	24,812,301
Equity Funds - Large Cap	38,335,757	—	—	38,335,757
Total Mutual Funds	189,524,350	—	—	189,524,350
Common Collective Trusts
Stable Return Fund	—	56,083,674	—	56,083,674
Equity Fund - Large Cap	—	43,297,074	—	43,297,074
Total Common Collective Trusts	—	99,380,748	—	99,380,748
Total Investments at Fair Value	$254,231,311	$99,380,748	$—	$353,612,059
 The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

•
AutoNation, Inc. common stock: AutoNation, Inc. common stock, which is traded on the New York Stock Exchange (NYSE) under the ticker symbol “AN,” is valued at its quoted market price at the daily close of the NYSE.

•	Mutual funds: valued at quoted market prices, which represent the net asset value of the securities held in such funds at year end.

AUTONATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2012 and 2011

Common collective trusts

•
Wells Fargo Stable Return Fund N15: the fair value of the Plan’s interest in the stable return fund trust reflects the net asset value of the common collective trust, adjusted for the variance between the contract value and fair value of the underlying investments of the trust, as reported by the fund managers. The net asset value of the fund is determined daily and distributions from net investment income and net realized gains on investments are retained by and reinvested in the fund. The fund seeks to provide investors with a moderate level of stable income without principal volatility. The fund invests in a variety of investment contracts and instruments that are not expected to experience price fluctuation in most economic or interest rate environments such as guaranteed investment contracts, bank investment contracts, and security backed contracts.

•
Wells Fargo S&P 500 Index High Balance Fund N5: valued at the net asset value per unit as determined by the common collective trust as of the valuation date, which approximates fair value. The net asset value of the fund is calculated daily and distributions from net investment income and net realized gains are retained by and reinvested in the fund. The fund seeks to approximate as closely as practicable the total return, before deduction of fees and expenses, of the Standard & Poor’s 500 Index (the “Index”). The Index is composed of the common stock of 500 U.S. companies and weighted based on each stock’s market capitalization. The fund invests in equity securities consisting of substantially the same stocks in substantially the same percentages as the Index.

As of December 31, 2012, the common collective trusts did not have any unfunded commitments or redemption restrictions. However, the Plan is subject to a twelve-month replacement notification requirement for the Wells Fargo Stable Return Fund N15.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
NOTE 4 - INVESTMENTS
The following presents investments that represent five percent or more of the Plan’s net assets as of December 31, 2012 and 2011:

	2012	2011
AutoNation, Inc.	$63,496,458	$64,706,961
Wells Fargo Stable Return Fund N15, at contract value (1)	57,621,799	54,662,450
Wells Fargo S&P 500 Index High Balance Fund N5	50,304,559	43,297,074
PIMCO Total Return Admin	49,212,440	41,623,401
American Century Small Cap Value Fund Institutional Class	35,429,115	31,915,280
Harbor International Admin	33,874,657	28,695,914
Invesco Growth and Income Y	23,358,150	19,807,560
T. Rowe Price Blue Chip Growth	23,198,781	18,528,197
Munder Mid Cap Core Growth Y	21,109,297	18,703,132

(1)	The Wells Fargo Stable Return Fund N15 is a fully benefit-responsive investment contract and is reflected at contract value.

AUTONATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2012 and 2011

During 2012, the Plan’s investments (including gains and losses on investments bought, sold, or held during the year) appreciated in value as follows:

2012
Net appreciation in fair value of:
AutoNation, Inc. common stock	$4,895,919
Mutual funds	26,290,488
Common collective trust	6,896,359
$38,082,766

Appreciation in contract value of:
Fully-benefit responsive investment in common collective trust	$1,052,845

Effective May 11, 2012, the JP Morgan Mid Cap Value Select Fund replaced the Columbia Mid Cap Value Z Fund.
NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011:

	2012	2011
Net assets available for benefits per the financial statements	$407,121,691	$363,636,931
Deemed distributions of participant loans	(31,902)	(49,588)
Adjustment from contract value to fair value for fully benefit-responsive investment contract	1,671,367	1,421,224
Net assets available for benefits per the Form 5500	$408,761,156	$365,008,567
The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2012:

2012
Net increase in net assets available for benefits per the financial statements	$43,484,760
Net change in deemed distributions of participant loans	17,686
Net change in adjustment from contract value to fair value for fully benefit-responsive investment contract	250,143
Net increase in net assets available for benefits per the Form 5500	$43,752,589
NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. The following transactions represent party-in-interest transactions to the Plan.

•
Common collective trusts: These investments are managed by Wells Fargo Bank, N.A. The value of these investments included in net assets available for benefits was $107,926,358 as of December 31, 2012 and $97,959,524 as of December 31, 2011, which included an adjustment to reduce fair value to contract value for fully benefit-responsive investment contracts of $1,671,367 and $1,421,224, respectively.

AUTONATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2012 and 2011

•	AutoNation, Inc. common stock: The fair value of investments in the Company’s common stock was $63,496,458 as of December 31, 2012, and $64,706,961 as of December 31, 2011.

•
Notes receivable from participants: The Plan accepts and services loans to plan participants as described in Note 1. Notes receivable from participants totaled $11,014,414 as of December 31, 2012, and $11,422,911 as of December 31, 2011.

•
Administrative fees: Certain administrative fees were paid by the Plan to the Trustee. These fees were $705,423 for the plan year ended December 31, 2012. The Company pays certain fees and expenses of the Plan.

NOTE 7 - INCOME TAX STATUS
In 2011, restated Plan documents were submitted to the Internal Revenue Service (“IRS”) for application for a new determination letter with respect to the qualified status of the Plan. The IRS determined and informed the Company by a letter dated April 29, 2013, that the Plan is designed and qualified in accordance with the applicable sections of the IRC. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since the restated Plan documents were submitted to the IRS for application for a new determination letter in 2011. However, the Plan Administrator believes that the Plan is designed and operating in compliance with the applicable requirements of the IRC and remains qualified.
Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.
NOTE 8 - DEPARTMENT OF LABOR AUDIT
The Plan has undergone an audit by the Department of Labor (the “DOL”) for plan years 2005 through 2008. The DOL informed the Company that it identified the remittance of certain participants’ contributions and loan repayments to the Plan exceeded the required time frame as determined by the DOL. The DOL determines the required time frame based on the date such contributions or repayments can reasonably be separated from the Company’s assets. The Company agreed to restore lost earnings as identified by the DOL and made certain changes to its remittance process.
The Company restored lost earnings of $79,212, which were deposited into the Plan in August 2012. The Company will file Form 5330 in 2013 and pay all applicable excise tax payments, which will be paid from the Company’s assets and not from the assets of the Plan.

SUPPLEMENTARY SCHEDULES

AUTONATION 401(k) PLAN
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
December 31, 2012
Name of Plan Sponsor: AutoNation, Inc.
Employer Identification Number: 73-1105145
Three Digit Plan Number: 001

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: ☑
2005	$—	$40,053,801	$—	$—
2006	—	20,360,667	—	—
2007	—	7,949,404	—	—
2008	—	4,245,153	—	—
	$—	$72,609,025	$—	$—

During 2012, as a result of a DOL audit, the Company agreed to restore lost earnings as identified by the DOL of $79,212 due to the delinquent remittances of participant contributions. The lost earnings were reimbursed to the Plan in August 2012.

See accompanying Report of Independent Registered Public Accounting Firm.

AUTONATION 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2012
Name of Plan Sponsor: AutoNation, Inc.
Employer Identification Number: 73-1105145
Three Digit Plan Number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	AutoNation, Inc.	Common stock	**	$63,496,458
		(1,599,407 shares)
*	Wells Fargo Stable Return Fund N15	Common/collective fund	**	59,293,166
		(5,153,510 units)
*	Wells Fargo S&P 500 Index High Balance Fund N5	Common/collective fund	**	50,304,559
		(712,024 units)
	PIMCO Total Return Admin	Registered investment company	**	49,212,440
		(4,378,331 shares)
	American Century Small Cap Value Institutional	Registered investment company	**	35,429,115
		(4,143,756 shares)
	Harbor International Admin	Registered investment company	**	33,874,657
		(548,844 shares)
	Invesco Growth and Income Y	Registered investment company	**	23,358,150
		(1,114,948 shares)
	T. Rowe Price Blue Chip Growth Fund	Registered investment company	**	23,198,781
		(508,411 shares)
	Munder Mid Cap Core Growth Y	Registered investment company	**	21,109,297
		(644,559 shares)
	PIMCO Real Return Admin	Registered investment company	**	13,884,269
		(1,131,562 shares)
	American Funds EuroPacific Gr R4	Registered investment company	**	13,132,012
		(324,407 shares)
	JP Morgan Mid Cap Value Select	Registered investment company	**	7,922,933
		(285,408 shares)
	Alger Small Cap Growth Institutional I	Registered investment company	**	3,529,373
		(136,322 shares)
	Participant loans	Interest rates from 5.25% to 10% and maturity dates through 2023	—	11,014,414
	Total			$408,759,624

*	Represents a party-in-interest to the Plan

**	Cost information not required for participant-directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AutoNation 401(k) Plan
(Name of Plan)

Date:	June 10, 2013	By:	/s/ Michael J. Stephan
		Title:	Vice President, Corporate Controller, AutoNation, Inc.